February 25, 2014
William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission

Re:	Bio-Solution Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 22, 2013 Response Dated January 14, 2013 File No. 333-147917

Dear Mr. Thompson:

Thank-you for granting us addition time. We have reviewed your response letter dated January 14, 2014. Below are our responses. Bio-Solutions Corp recognizes that our Company is responsible for the adequacy and accuracy of the disclosures in the filing. Also, the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. Please show us the updated auditor’s report to be included in the amendment you intend to file upon the completion of our review.

Company Response: Here is the corrected letter.

Report of Independent Registered Public Accounting Firm

To the Directors of
Bio-Solutions Corp.

We have audited the accompanying balance sheets of Bio-Solutions Corp. (the "Company") as of December 31, 2012 and 2011, and the related statements of operations and comprehensive loss, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2012 and 2011 and for the statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the period October 1, 2011 through December 31, 2012 (Development Stage). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-Solutions Corp. as of December 31, 2012 and 2011, and the results of its statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the year ended December 31, 2012 and 2011 and for the statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the period October 1, 2011 through December 31, 2012 (Development Stage) in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in process of executing its business plan and expansion. The Company has not generated significant revenue to this point, however, has been successful in raising funds in their private placement. The lack of profitable operations and the need to continue to raise funds raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KBL, LLP

New York, NY
March 22, 2013

Note 6 – Convertible Notes Payable, page F-15

2. We reviewed your response to comment 2 in our letter dated December 17, 2013. You state that the intrinsic values of the beneficial conversion features recognized as debt discounts were limited to the amount of proceeds allocated to the convertible debt instruments in accordance with ASC 470-20-30-8. However, we note that the discount amortization amounts reflected in the table on page 4 of your response equals the intrinsic value of the beneficial conversion features, which exceed the proceeds received upon issuance of the convertible notes as set forth in the table on page 3 of your response. Please address the following:

•
Please tell us how you recorded the intrinsic value of the beneficial conversion features and why the discount amortization reflected in the amortization schedule on page 4 of your response exceeds the loan proceeds or revise the amortization table and the table on page 5 of your response accordingly.

Company Response: The Company has revised the schedules to reflect the proper discounts as follows:

Short Term Loans - Convertible
BCF Adjustment

			Loan	Converted	Converion	Price on Date of
	Details	Curr	Proceeds	Shares	Price	Of Issuance	Discount
Q212
La Rocque - 11/30/2011	On Demand	USD	9,822	3,928,800	0.0025	0.0065	9,822
Envisionte - 12/16/2011	1 Year - 12.31.12	USD	4,100	1,640,000	0.0025	0.0100	4,100
Capital Consulting - 12/16/2011	1 Year - 12.31.12	USD	4,100	1,640,000	0.0025	0.0100	4,100
Capital Consulting - 3/31/2012	6 Month - 9.30.12	USD	15,000	1,666,667	0.0090	0.0265	15,000
Nelson - 4/20/2012	6 Month - 10.20.12	USD	2,500	277,778	0.0090	0.0165	2,083
Adrian - 4/20/2012	6 Month - 10.20.12	USD	5,000	555,556	0.0090	0.0165	4,167
La Rocque - 4/30/2012	On Demand	USD	9,822	3,928,800	0.0025	0.0180	9,822
Bill Gallagher - 5/10/2012	6 Month - 11.15.12	USD	2,600	288,889	0.0090	0.0150	1,733
Capital Consulting - 5/15/2012	6 Month - 11.15.12	USD	3,500	388,889	0.0090	0.0180	3,500

Q212 Total			56,444	14,315,379			54,327

Q312
Capital Consulting - 7/18/2012	5 Months 12.17.12	USD	30,000	4,285,714	0.0070	0.0155	30,000
Capital Consulting - 8.22.2012	5 Months 1.22.13	USD	3,000	428,571	0.0070	0.0150	3,000

Q312 Total			33,000	4,714,285			33,000

Q412
Capital Consulting - 10.19.2012	6 Months 4.19.13	USD	10,000	1,428,571	0.0070	0.0180	10,000
Capital Consulting - 11.23.2012	6 Months 5.23.13	USD	7,000	1,000,000	0.0070	0.0125	5,500

Q412 Total			17,000	2,428,571			15,500

Q113
Finch- 1.28.2013	Due on Demand 80% Last 10 Days - $0.01 floor	USD	12,500	1,050,420	0.0119	0.0200	8,508
Capital Consulting - 1.30.2013	6 Months 7.30.13	USD	7,500	1,500,000	0.0050	0.0172	7,500
Capital Consulting - 2.20.2013	6 Months 8.20.13	USD	7,500	1,500,000	0.0050	0.0174	7,500
Finch- 2.26.2013	Due on Demand 80% Last 10 Days - $0.01 floor	USD	12,500	946,970	0.0132	0.0150	1,705

Q113 Total			40,000	4,997,390			25,213

Q213
Capital Consulting - 4.30.2013	6 Months 10.30.13	USD	10,000	2,000,000	0.0050	0.0148	10,000
Capital Consulting - 4.30.2013	6 Months 10.30.13	USD	10,000	1,000,000	0.0100	0.0148	4,800
Capital Consulting - 5.27.2013	6 Months 11.27.13	USD	12,500	2,500,000	0.0050	0.0159	12,500
Finch- 6.11.2013	2 Months 8.11.13	USD	6,500	1,000,000	0.0065	0.0090	2,500
Hanbury LTD - 6.11.2013	2 Months 8.11.13	USD	6,222	957,231	0.0065	0.0090	2,393
Select Management - 6.11.2013	2 Months 8.11.13	USD	6,500	1,000,000	0.0065	0.0090	2,500
Capital Consulting - 6.18.2013	6 Months 12.18.13	USD	12,500	2,500,000	0.0050	0.0150	12,500

Q213 Total			64,222	10,957,231			47,193

Q313
Capital Consulting - 8.2.2013	6 Months 2.2.14	USD	10,000	2,000,000	0.0050	0.0100	10,000

Q313 Total			10,000	2,000,000			10,000

Grand Total			220,666	39,412,856			185,233

•
We note that the grand totals for the fourth quarter of fiscal 2012 and first and second quarters of fiscal 2013 on page 4 of your response do not equal the sum of the subtotals. As such, it appears that the grand totals carried forward to page 5 of your response are incorrect. Please advise or revise both tables. If you revise the table on page 5 of your response, please include fourth quarter data in the quarter to-date summary.

Company Response: The Company has revised the schedules to reflect proper values and subtotals as follows:

Short Term Loans - Convertible
BCF Adjustment

	Discount Amortization
	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Q114
Q212
La Rocque - 11/30/2011	9,822
Envisionte - 12/16/2011	2,050	1,025	1,025
Capital Consulting - 12/16/2011	2,050	1,025	1,025
Capital Consulting - 3/31/2012	7,500	7,500
Nelson - 4/20/2012	868	1,042	174
Adrian - 4/20/2012	1,736	2,084	347
La Rocque - 4/30/2012	9,822
Bill Gallagher - 5/10/2012	433	867	433
Capital Consulting - 5/15/2012	875	1,750	875

Q212 Total	35,156	15,292	3,879	-	-	-

Q312
Capital Consulting - 7/18/2012		15,000	15,000
Capital Consulting - 8.22.2012		900	1,800	300

Q312 Total	-	15,900	16,800	300	-	-	-	-

Q412
Capital Consulting - 10.19.2012			4,167	5,000	833
Capital Consulting - 11.23.2012			1,375	2,750	1,375

Q412 Total	-	-	5,542	7,750	2,208	-	-	-

Q113
Finch- 1.28.2013				8,508
Capital Consulting - 1.30.2013				2,500	3,750	1,250
Capital Consulting - 2.20.2013				1,875	3,750	1,875
Finch- 2.26.2013				1,705

Q113 Total	-	-	-	14,588	7,500	3,125	-	-

Q213
Capital Consulting - 4.30.2013					3,333	5,000	1,667
Capital Consulting - 4.30.2013					1,600	2,400	800
Capital Consulting - 5.27.2013					2,083	6,250	4,167
Finch- 6.11.2013					625	1,875
Hanbury LTD - 6.11.2013					598	1,795
Select Management - 6.11.2013					625	1,875
Capital Consulting - 6.18.2013					1,042	6,250	5,208

Q213 Total	-	-	-	-	9,907	25,445	11,842	-

Q313
Capital Consulting - 8.2.2013						3,333	5,000	1,667

Q313 Total	-	-	-	-	-	3,333	5,000	1,667

Grand Total	35,156	31,192	26,221	22,638	19,615	31,903	16,842	1,667

Here is the revised adjustment schedule with the Q412 data included:

Short Term Loans - Convertible
BCF Adjustment

	Discount Amortization
	Q212	Q312	Q412	Q113	Q213	Q313	Q413

Quarter-To-Date Summary:
BCF Interest Expense (Income) as Reported	162,356	73,182	(201,242)	42,074	57,754	(108,666)
QTD Net Loss as Reported	(184,597)	(282,940)	88,673	(235,696)	(344,634)	(146,567)
QTD WASO	67,190,397	73,773,114	95,859,866	108,771,254	132,694,907	167,946,447
QTD EPS as Reported	(0.003)	(0.004)	0.001	(0.002)	(0.003)	(0.001)

BCF Interest Expense (Income) ##Adjusted##	35,156	31,192	26,221	22,638	19,615	31,903	16,842
QTD Net Loss ##Adjusted##	(57,397)	(240,950)	(138,790)	(216,260)	(306,495)	(287,136)
QTD WASO	67,190,397	73,773,114	95,859,866	108,771,254	132,694,907	167,946,447
QTD EPS ##Adjusted##	(0.001)	(0.003)	(0.001)	(0.002)	(0.002)	(0.002)

QTD EPS Change (Dec.) Inc.	(0.002)	(0.001)	0.002	0.000	(0.001)	0.001

Year-To-Date Summary:
BCF Interest Expense (Income) as Reported	162,356	235,537	34,296	42,074	99,828	(8,838)
YTD Net Loss as Reported	(192,311)	(475,251)	(399,078)	(235,696)	(580,330)	(726,897)
YTD WASO	67,190,397	69,400,652	76,051,602	108,771,254	120,799,168	136,687,627
YTD EPS as Reported	(0.003)	(0.007)	(0.005)	(0.002)	(0.005)	(0.005)

BCF Interest Expense (Income) ##Adjusted##	35,156	66,348	92,569	22,638	42,253	74,156	90,998
YTD Net Loss ##Adjusted##	(65,111)	(306,062)	(457,351)	(216,260)	(522,755)	(809,891)
YTD WASO	67,190,397	69,400,652	76,051,602	108,771,254	120,799,168	136,687,627
YTD EPS ##Adjusted##	(0.001)	(0.004)	(0.006)	(0.002)	(0.004)	(0.006)

YTD EPS Change (Dec.) Inc.	(0.002)	(0.003)	0.001	0.000	(0.001)	0.001

Debt Discount at Reporting Date	19,171	20,979	10,258	12,833	40,411	18,508	1,667

Proposed Adjustment
Debt Discount	19,171	1,809	(10,721)	2,575	27,578	(21,903)	(16,842
Interest Expense	(127,200)	(41,991)	227,462	(19,436)	(38,139)	140,569	16,842
Additional Paid in Capital	108,029	40,182	(216,741)	16,861	10,561	(118,666)	-

•
Please show us how to reconcile the data in the table on page 5 of your response to the carrying value of convertible debt and amounts charged to additional paid-in capital for each period presented in the table.

Company Response: Here is the requested reconciliation:

	Interest Expense	PIC
	as Reported	as Reported

Q212	162,356	(162,356)
Q312	73,182	(73,182)
Q412	(201,242)	201,242
Q113	42,074	(42,074)
Q213	57,754	(57,754)
Q313	(108,666)	108,666
	25,458	(25,458)

	as Corrected	as Corrected

Q212	35,156	(35,156)
Q312	31,192	(31,192)
Q412	26,221	(26,221)
Q113	22,638	(22,638)
Q213	19,615	(19,615)
Q313	31,903	(31,903)
	166,725	(166,725)

Q413 Adjustment
Interst Expense	141,267
PIC		(141,267)

	Amount

Orginal Disount	185,233
Amortization	166,725
Bal at 9.30.13	18,508

Q413 Amort	16,842
Q114 Amort	1,667
	18,508

•
Please update your assessment of materiality and tell us the authoritative literature you are relying on to conclude that a quantitatively material misstatement can be overcome by qualitative factors and the facts and circumstances that support your interpretation of the literature.

Company Response: The Company believes it has supported the position that the qualitative factors far out weight the quantitative factors in our letter dated January 2, 2014. We have no further information to add.

Here is our reasoning from our letter dated January 2, 2014:

The qualitative factors we considered are as follows:

•	The Company is a development stage Company with almost no revenues (5 boxes sold through 12.31.13) and minimal other operating activity.
•
The Company produced our first product (Type2Defense) in June 2013 and created an infomercial in September 2013, unfortunately the financing to launch the product fell through and we are currently working on new financing. The Company does not have the resources for a restatement. We are hoping to launch in Q114 and create jobs.

•
The restatement is for a non-cash item – amortization of discount (interest expense). We do not believe the quality of the financial statements will deteriorate by a $.001 or $.002 change in earnings per share.

•	The financials were issued with a going concern. The company is not misleading the users to the financial statements. Until the Company generates significant revenue – this is not a safe investment.
•	The Company will fully record and disclose the adjustment in the 12.31.13 Form 10-K.

The Company’s consideration of ASC 250-10-S99-2 in recommending to correct the accounting errors in the three months ended 12.31.13 are as follows.

•
FN74 - The Company has properly determined that the overstatement of the liability and understatement of expense resulted from an error rather than a change in accounting estimate and appropriately quantified the amount of this error for the purpose of evaluating materiality for the current year. Based on the quantitative factors the misstatement is material. However, based on the qualitative factors the Company’s position is the misstatement is not material.

•
FN75 - Topic 1N addresses certain of these quantitative issues. The Company is proposing the “iron curtain” approach that quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatements year of origination.

•
FN76 - FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information. The Company’s position: there is a low probability that the judgment of a reasonable person relying upon the financial statements and notes would have been changed or influenced by the correction of the misstatement.

•
FN77 - Statement 154, paragraph 2h [Section 250-10-20]. The Company will quantify the current year misstatement using both the iron curtain approach and the rollover approach in the 12.31.13 Form 10-K. We will quantify the current year and prior year impact on the current year financial statements.

Conclusion:

The Company’s position is to record the 2012 and 2013 misstatement in the three months ended 12.31.13 and properly disclose the adjustment in the 12.31.13 Form 10-K as described above.

Note 10 – Intellectual Property, page F-17

3. We reviewed your response to comment 3 in our letter dated December 17, 2013. We note that ASC 805-30 includes guidance on the recognition of a contingent consideration arrangement in connection with a business combination. However, it does not appear that ASC 805-50 addresses the recognition of a contingent consideration arrangement in connection with an asset purchase. Please tell us your basis in GAAP for the recognizing the contingent payments based on achieving certain operational milestones as an additional cost of the intellectual property. In doing so, please address the following:

•
Tell us the terms of Mr. Gallagher’s and Dr. Mallangi’s continuing employment and how the contingent consideration arrangement might be affected if their employment was terminated. Please refer to 805-10-55-25(a).

Company Response – There would be no impact – the shares would be paid to Mr. Gallaher if his employment was terminated. Mr. Mallangi was never owed any shares. He was simply paid as a consultant with cash.

•
It appears that the fair value of the intellectual property exceeded the initial purchase price given your agreement to provide additional consideration based on performance. Tell us how you determined the fair value of the intellectual property and your basis in GAAP for capitalizing additional consideration as paid.

Company Response – The fair market value was determined on the date the shares were earned based on the closing price of the Company’s common stock according to NASDAQ.com. However, we now agree the additional consideration should have been classified as stock based compensation on the date earned. We will post an adjustment in the Q413 as follows ($225,000 is 2013 expense):

•
With regards to the number of shares owned, ASC 805-10-55-25(e) suggests that if the selling shareholders who owned substantially all of the shares in the acquiree (Type2Defense) continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for postcombination services. In-light- of the fact that your only employees are Mr. Gallagher and Dr. Mallangi, formerly of Type2Defense, who are now in key roles for Bio-Solutions, please explain your consideration of this guidance in determining the contingent payments represent additional consideration rather than compensation.

Company Response – Agreed see bullet point two above.

•
Please explain your basis in GAAP for your determination that additional consideration for achieving operational milestones is not representative of compensation to employees for services rendered in achieving those milestones. Please refer to 805-10-55-25(g).

Company Response – Agreed see bullet point two above.

The Company recognizes the comments from the previous letter dated November 20, 2013 and December 17, 2013 in addition to the comments above and will implement all changes discussed in all three letters.

Best Regards,

/s/ William Gallagher
William Gallagher
CEO, CFO and Director of Bio-Solutions